UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of December, 2022 Commission File Number 001-14928 SANTANDER UK PLC (Translation of registrant's name into English) 2 Triton Square, Regent’s Place London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Santander UK plc SANTANDER UK REACHES FCA SETTLEMENT ON HISTORICAL BUSINESS BANKING AML CONTROLS 9 December 2022 Santander UK plc (‘Santander UK’ or the ‘Bank’) has today accepted the FCA’s civil regulatory findings in relation to anti-money laundering (AML) controls in its Business Banking division in the period 31 December 2012 to 18 October 2017. The Bank has co-operated fully with the FCA investigation and has agreed a financial penalty of £107,793,300. This is primarily based on a proportion of the revenues of Santander UK’s Business Banking division over the relevant period and incorporates a 30% discount for early settlement. Business Banking customers formed 4% of Santander UK’s customer base in 2017. The FCA’s investigation focused on the identification, assessment and management of higher risk customers, within its Business Banking division, including Money Services Businesses. It has now concluded, and no further action is anticipated by the FCA or any other authority in respect of this matter. Chief Executive Officer, Mike Regnier, commented: “Santander takes its responsibilities regarding financial crime extremely seriously. We are very sorry for the historical Anti-Money Laundering (AML) related controls issues in our Business Banking division between 2012-17 highlighted in the FCA’s findings. “While we took action to address our AML issues once they were identified, we accept that our AML framework at the time should have been stronger. We have since made significant changes to address this by overhauling our financial crime technology, systems and processes. Today over 4,400 staff are focused on preventing financial crime and we continue to invest to meet our responsibilities and keep our customers and communities safe.” The Santander Group, including Santander UK, is fully committed to the fight against financial crime and will continue to meet all applicable financial crime regulations and legislation internationally and ensure effectiveness in our control environment. -Ends- Notes to Editors 1. Details of Santander UK’s response to the settlement can be viewed here santandersustainability.co.uk/sites/default/files/2022-12/FCA-statement- December-2022.pdf 2. Details of our approach to tackling financial crime can be found here santandersustainability.co.uk/Being-responsible-in-everything-we-do. Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2022, the Bank had around 18,000 employees and serves around 14 million active customers, via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full

Media Enquiries: mediarelations@santander.co.uk. The Santander press office operates from 8.00am to 6.00pm. Outside of these hours please call 0800 5877708. supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK.

SANTANDER UK PLC By: /s/ John Mills Name: Title: John Mills Company Secretary Date: December 9, 2022 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.